
June 14, 2024

George Rapp
Chief Financial Officer
Princeton Bancorp, Inc.
183 Bayard Lane
Princeton, NJ 08540

> **Re: Princeton Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41589**

Dear George Rapp:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance